

05060678

July 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 1933
Section:
Rule: 144(d)
Public Availability: 7/28/2005

Re: Texas Roadhouse, Inc.
Incoming letter dated March 15, 2005

Based on the facts presented, the Division is unable to agree that holders of common stock of Texas Roadhouse, Inc. may include their holding period of limited liability company units in Texas Roadhouse Holdings LLC in calculating their respective common stock holding periods under Rule 144(d). In reaching this position, we note that the distribution of common stock in the reorganization was not pro rata and resulted in a substantial change in proportionate ownership interest to certain unaffiliated holders of limited liability company units.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions.



Sincerely,

Robert Plesnarski

Robert Plesnarski
Deputy Chief Counsel

1336443



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2005

Mail Stop 3010

Mr. William G. Strench
Frost Brown Todd LLC
400 West Market Street, 32nd Floor
Louisville, Kentucky 40202-3363

Re: Texas Roadhouse, Inc.

Dear Mr.Strench:

In regard to your letter of March 15, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Frost Brown Todd LLC
ATTORNEYS

KENTUCKY · OHIO · INDIANA · TENNESSEE

William G. Strench
(502) 568-0207
WSTRENCH@FBTLAW.COM

March 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Texas Roadhouse, Inc./Request for Interpretive Advice/Rule 144(d)(3)/ Tacking of Holding Periods in a Limited Liability Company Reorganization*

On behalf of our client, Texas Roadhouse, Inc., a Delaware corporation (the "Corporation"), we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with our interpretation of the tacking provisions under Rule 144(d)(3) with respect to the circumstances described below.

I. Overview.

The Corporation, which owns and operates a full-service restaurant chain under the name "Texas Roadhouse," completed an initial public offering of its shares of Class A Common Stock on October 8, 2004 (the "IPO"). Prior to the IPO, the business of the Corporation was conducted by its predecessor Texas Roadhouse Holdings LLC ("Holdings"), a Kentucky limited liability company, as well as Holdings' wholly- and partially-owned subsidiaries and certain other entities under common control with Holdings. Holdings was reorganized into the Corporation through a series of interrelated transactions (collectively, the "Reorganization"), the last of which closed immediately before the closing of the IPO. In the Reorganization, equityholders of Holdings received shares of Class A Common Stock of the Corporation. The purpose of this letter is to determine whether the former equityholders of Holdings may include the time they held their equity interest in Holdings in calculating their holding period for the shares of Class A Common Stock they received in the Reorganization.

We are aware that the Staff has issued no-action letters delineating the criteria for determining the ability of holders of securities to tack their holding period under Rule 144(d)(3) in reorganizations of limited partnerships into corporations, and for reorganizations of limited liability companies into corporations. We believe that the facts underlying our client's circumstances satisfy the criteria delineated by the Staff in these no-action letters, as well as the policy underlying the Rule. Therefore, we believe that former equity owners of Holdings should be permitted to tack the holding period of their LLC interests in Holdings to the holding period of the shares of the Corporation they received in the Reorganization.

II. Background.

In April 1997, Holdings was formed for the purpose of owning and operating Texas Roadhouse restaurants. WKT Restaurant Corp. ("WKT") was designated as the Manager of Holdings. The sole owner of WKT, W. Kent Taylor, was also the majority equityholder of Holdings, with the remaining minority equityholders primarily receiving their interests in the formation of Holdings, in a subsequent 1997 private placement, or as transferees of the initial equityholders. In connection with the formation, WKT licensed all the rights to the Texas Roadhouse concept to Holdings for an annual royalty equal to 1% of all revenues generated by Texas Roadhouse restaurants.

Following the formation of Holdings, two new related entities were formed to facilitate the operations of Holdings.

The first, Texas Roadhouse Management Corp. ("Management Corp"), employed all of the personnel who provided services to Holdings, affiliates of Holdings and certain other entities that operated franchised or licensed Texas Roadhouse restaurants. Management Corp engaged in no other activities. Management Corp was reimbursed by Holdings on a pass-through basis for all of its expenses and therefore it did not generate any income or losses. All of its voting shares were held by W. Kent Taylor. Management Corp's only balance sheet assets consisted of a small (less than 5%) equity and equity-related interest in Holdings.

The other entity, Texas Roadhouse Development Corp ("Development Corp"), was formed to franchise and license Texas Roadhouse restaurants. Like Holdings, Development Corp was majority owned by W. Kent Taylor. It had no employees or assets other than the right to grant franchises and licenses to develop and operate Texas Roadhouse restaurants. The franchise and license fees and royalties it received were passed through to Holdings pursuant to a management agreement, less an amount equal to 1% of the annual revenues of the restaurants that it franchised or licensed.

From time to time following its formation, Holdings also formed various limited partnerships and limited liability companies (the "Store Entities") to hold individual Texas Roadhouse restaurants. Each such entity was managed by Holdings through Management Corp. Holdings held a majority ownership interest in most of the Store Entities.

The Corporation was incorporated in April 2004 for the purpose of consummating the IPO. Shortly after its formation, WKT was merged into the Corporation and as a result, the Corporation became wholly owned by W. Kent Taylor and the Corporation became the Manager of Holdings. Immediately prior to the completion of the IPO in October 2004, the Corporation became the successor to Holdings through a merger of a wholly-owned subsidiary of the Corporation into Holdings. Concurrently, Management Corp, Development Corp and certain of the Store Entities also became direct or indirect wholly-owned subsidiaries of the Corporation. As a result of the Reorganization, all of the ownership interests in Holdings and such affiliated entities were converted into Class A Common Stock of the Corporation. No other consideration was provided to the holders of such ownership interests. Prior to or following the Reorganization, Holdings and the other entities made distributions to their former equityholders of their income for prior periods that had been previously taxed but not distributed.

III. Analysis.

As stated in the preliminary note to Rule 144, the purpose of the required holding periods is to ensure that an investor has assumed the economic risk of his or her investment. The method for determining the holding periods for subsections (d) and (k) of Rule 144 is set forth in subsection (d) of Rule 144. Rule 144(d) permits the tacking of the holding periods for different securities where the underlying risks of an investment have not changed and no new investment decision is made, such as in a recapitalization. In particular, Rule 144(d)(3)(i) states that "securities acquired from the issuer ... pursuant to a ... recapitalization shall be deemed to have been acquired at the same time as the securities ... surrendered in connection with the recapitalization."

In the leading no-action letter on tacking in the context of a reorganization, *Hygeia Sciences*, Inc., 1986 SEC No-Act. LEXIS 1897 (Mar. 13, 1986), the Staff permitted limited partners to tack the holding period of their limited partnership interests to the shares of the common stock of the successor corporation they received in a reorganization of the limited partnership into that successor corporation. The Staff noted that tacking was acceptable in that case particularly due to the nature of the agreements entered into at the time of the formation of the limited partnership. In *Hygeia Sciences, Inc.* and the line of no-action letters that followed, the Staff permitted tacking where the reorganization was expressly contemplated in the written agreements of the predecessor entity.

The Staff extended the analysis of the *Hygeia Sciences, Inc.* line of no-action letters dealing with partnerships to limited liability companies. See *Cravath, Swaine & Moore*, 2000 WL 190027 (Feb. 11, 2000). In *Cravath, Swaine & Moore*, the Staff permitted a holder of a limited liability company interest to tack the holding period of its limited liability company interest to the holding period of the shares of common stock it received in a reorganization of the limited liability company into the successor corporation.

In *Hygeia Sciences, Inc.* and its progeny, the Staff required satisfaction of five elements in order to permit tacking. First, the governing document must contemplate the reorganization into a corporation. Second, the equityholders of the predecessor entity seeking to tack may not have veto or meaningful decision-making authority with respect to the reorganization. Third, in the reorganization, the equityholders must receive a number of shares proportionate to the equity interest they held in the predecessor entity. Fourth, the successor corporation must carry on substantially the same business as the predecessor. Fifth, the equityholders must not have provided any additional consideration for the shares of common stock they receive in exchange for their equity interests in the predecessor entity.

With regard to the acquisition of Class A Common Stock by equityholders of Holdings, we conclude that all five elements have been satisfied. A discussion of each element follows.

1. Contemplation of Reorganization Into Corporate Form.

Since first allowing tacking in corporate reorganizations of limited partnerships and limited liability companies, the Staff has required that the reorganization into a corporation in advance of an initial public offering be expressly contemplated in an agreement among the equityholders at the formation of the partnership or limited liability company. With regard to Holdings, Section 16.1 of the Operating Agreement specifically contemplated Holdings' reorganization into a corporation in that it states that:

> "[t]he Manager shall have full power and authority to do all things that it considers necessary, proper, or desirable to conduct the business of the Company, including (without limitation) the power and authority (without the vote or consent of any Member): ... (r) to take any action on the part of the Company and the Members necessary to merge the Company with and into, transfer substantially all the assets of the Company to, or transfer all of the Common Shares held by Members, to a corporation (the "IPO Corporation") as part of a plan that contemplates that such corporation will make an initial public offering of its securities."

2. No Veto or Voting Rights Over Reorganization Decision.

The Staff has also required that the holders of the securities of the predecessor entity seeking to tack not have veto or other meaningful voting rights with respect to the transaction. In the Reorganization, no such veto or other rights existed and the Manager was able to effect the merger of a subsidiary of the Corporation into Holdings unilaterally, without any vote or approval by Holdings' equity owners, pursuant to the express authority granted to the Manager in the Holdings Operating Agreement.

3. Proportionate Equity Interests.

The third element required for tacking under these circumstances is that the interest received in the successor corporation must be proportionate to the interest held in the predecessor entity. In the Reorganization, each holder of limited liability interests in Holdings received shares of Class A Common Stock in the Corporation on a basis that was precisely proportionate to their equity interest in Holdings. It should be noted that although each Holdings equityholder received the same proportionate ownership interest in the Corporation as every other Holdings equityholder, their ultimate ownership percentage in the Corporation was lower than their ownership interest in Holdings as a result of the concurrent issuances of shares in the IPO and to equityholders of WKT, Management Corp, Development Corp, and the acquired Store Entities. In all the prior no-action letters in which tacking was permitted that involved a conversion of limited partnerships or limited liability companies into corporations in connection with an initial public offering, the ownership interest of each equityholder was reduced as a result of the overall transaction yet such equityholders received equal treatment on a pro rata basis vis-à-vis every other equityholder. Similar circumstances exist with respect to the Reorganization.

4. No Change to the Business or Operations.

The Staff has also required that there be no change to the business or operations of the entity as a result of its reorganization. In this situation, the Reorganization did not result in any change to the business or operations of Holdings. Immediately following the Reorganization and the IPO, the Corporation continued its operations as an entity engaged in the business of owning, developing and managing Texas Roadhouse restaurants. The only substantive economic effect to Holdings as a result of its reorganization into the Corporation was to eliminate the 1% payment to shareholders of Development Corp and to increase its ownership in certain Texas Roadhouse restaurants that as of the Reorganization were not previously wholly-owned. Accordingly, we believe that this element relating to no changes in the business or operations of the entity as a result of the reorganization has been satisfied.

5. No Additional Consideration.

The Corporation did not provide any additional consideration in connection with the issuance of Class A Common Stock to the equityholders of Holdings in the Reorganization.

IV. Conclusion.

Based upon the foregoing facts and analysis, we conclude that the former equityholders of Holdings may include the time they held their equity interest in Holdings in calculating their holding period for the shares of Class A Common Stock of the Corporation received in the Reorganization. We respectfully request that the Staff concur with our opinion that the circumstances described above are sufficient to permit tacking of the Rule 144(d) holding periods for the LLC equityholders of Holdings in connection with the Reorganization.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with you by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please call me at (502) 568-0207 or James A. Giesel at (502) 568-0307.

Please acknowledge receipt of this letter by stamping the additional enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

Sincerely,



William G. Strench
For the Firm